UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT
OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

                                                                                                                                                                                             Commission File Number: 333-144681

Red Wolf Enterprises Inc.
 (Exact name of registrant as specified in its charter)

58 Dongcheng District, Beijing, China 100027
949-419-6588
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Common Stock, par value $0.001 per share
(Title of each class of securities covered by this Form)
None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Pan Ocean Container Supplies Ltd.
(Former name or address, if changed since last report)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☒
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 12h-3(b)(2)	☐
Rule 15d-6	☒

Approximate number of holders of record as of the certification or notice date: Thirty Holders
The Registrant respectfully requests that the Commission accelerate the effective date of this Notice of Termination because the Registrant is delinquent in its reporting obligations and because it is unable to obtain in a timely manner an audit of its annual financial statements and review of its quarterly financial statements which are now delinquent.
Pursuant to the requirements of the Securities Exchange Act of 1934, Red Wolf Enterprises Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Red Wolf Enterprises Inc
Date:	October 2, 2019	By:	/s/ Breanne Chuey Ahng Wong
		Name:	Breanne Chuey Ahng Wong
		Title:	President and Chief Executive Officer